Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Appoints New Independent Director and Regains Nasdaq Compliance

SHANGHAI, China, October 19, 2010 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that the board of directors has appointed James Jianzhang Liang as an independent director and a member of the audit committee.

James Jianzhang Liang is a co-founder and the chairman of the board of directors of Ctrip.com International, Ltd., a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China. Mr. Liang served as Chief Executive Officer of Ctrip from 2000 to January 2006 and has been a member of Ctrip’s board of directors since inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. He also serves on the board of directors and is an audit committee member of Home Inns & Hotel Management Inc., a leading economy hotel chain in China. Mr. Liang received his Bachelor and Master degrees from the Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

“We are very pleased to add James to our board of directors as he brings a wealth of experience in building and growing highly successful businesses in China,” said Rick Yan, President and Chief Executive Officer of 51job, Inc.

Pursuant to this appointment, the Company’s board of directors is now comprised of five members, a majority of whom are independent directors, and its audit committee has three members, all of whom are independent directors. The Company has returned to full compliance with Nasdaq listing requirements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.